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Computation of Ratios of Earnings to Fixed Charges                  Exhibit 12
The Chase Manhattan Corporation and Subsidiaries

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

                             Quarter Ended               Year Ended
                             March 31,                   December 31,

($ in millions)              1995     1994        1994    1993    1992     1991     1990

Earnings:
Net Income (Loss)          $  260   $  364      $1,205  $  966  $  639   $  520   $(334)

Less: Cumulative Effect
      of Change in
      Accounting Principle*     -        -           -     500       -        -        -

Net Income (Loss) Before
 Cumulative Effect
 of Change in Accounting
 Principle                    260      364       1,205     466     639      520    (334)
Less:  Equity in
 Undistributed Income
 (Loss) of
 Unconsolidated
 Subsidiaries and
 Associated Companies           5        1           7      36      11     (32)     (40)
Income Taxes                  154      223         565     265     186      124      203
Fixed Charges Excluding
 Interest On Deposits         525      624       2,187   2,670   2,277    1,988    3,190


Total Earnings, Excluding
 Interest On
 Deposits, As Adjusted        934    1,210       3,950   3,365   3,091    2,664    3,099
Interest On Deposits          650      525       2,326   2,014   2,935    4,374    5,273

Total Earnings, Including
 Interest On
 Deposits, As Adjusted     $1,584   $1,735      $6,276  $5,379  $6,026   $7,038   $8,372


Fixed Charges:

Interest Expense and
 Amortization of Debt
 Discount and Issuance
 Costs, Excluding
 Interest On
 Deposits                  $  507   $  606      $2,119  $2,591  $2,205   $1,920   $3,115
One-Third of Net
 Rental Expenses               18       18          68      79      72       68       75


Total Fixed Charges For
 Ratio, Excluding
 Interest On Deposits         525      624       2,187   2,670   2,277    1,988    3,190
Interest On Deposits          650      525       2,326   2,014   2,935    4,374    5,273

Total Fixed Charges For
 Ratio, Including
 Interest On Deposits      $1,175   $1,149      $4,513  $4,684  $5,212   $6,362   $8,463

Ratio Of Earnings To Fixed
 Charges:

Excluding Interest On
 Deposits                    1.8x     1.9x        1.8x    1.3x    1.4x     1.3x       **
Including Interest On
 Deposits                    1.3x     1.5x        1.4x    1.1x    1.2x     1.1x       **

*Represents the cumulative effect of change in accounting principle relating to the adoption of SFAS 109 ("Accounting for Income Taxes") in the first quarter of 1993.
**For the year ended December 31, 1990, earnings did not cover fixed charges by
  $91 million primarily as a result of large additions to the Reserve for Possible
  Credit Losses and special charges.

For purposes of computing the consolidated ratios, earnings represent net income (loss) plus plus applicable income taxes and fixed charges, less cumulative effect of change in accounting principle (for the year ended December 31, 1993) and equity in undistributed earnings (losses) of unconsolidated subsidiaries and associated companies.
Fixed charges represent interest expense (exclusive of interest on deposits in one case and inclusive of such interest in the other), amortization of debt discount and issuance costs and one-third (the amount deemed to represent an interest factor) of net rental expense.

50631
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